Barry Pershkow	1717 Rhode Island Avenue NW
Partner	Washington, DC 20036-3026

T 202.478.6492
pershkow@chapman.com

January 15, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, DC 20549

Re:	VS Trust; Draft Registration Statement on Form S-1

Submitted December 6, 2019; CIK No. 0001793497

Dear Staff of the Division of Corporation Finance:

I am writing in response to your letter dated December 31, 2019 providing comments and questions with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The responses of VS Trust (the “Registrant”) are set forth below. The Registrant also is filing today an amended draft registration statement that reflects the changes you have requested, and discussed herein, along with certain other changes. Terms not otherwise defined herein have the same meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Sponsor nor the Registrant has prepared any written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors in reliance on Section 5(d) of the Securities Act.

2.	Please disclose the information called for in Item 407(a) of Regulation S-K. To the extent you do not have a board of directors, add a risk factor describing the risks because you do not have a board of directors or an audit committee.

Response: The Registrant does not have a Board of Directors or Audit Committee but is rather overseen by its Sponsor and served by its service providers. The Registrant has added disclosure to that effect. However, the Registrant does not believe that not having a Board of Directors or an Audit Committee for a trust that is not otherwise required or mandated by the federal securities laws, federal commodities laws or state law necessarily creates an investment risk. The Registrant notes that peer registrants utilizing similar organizational structures also appear to not disclose such a structural choice as an investment risk.

Charlotte    Chicago    New York    Salt Lake City    San Francisco    Washington, DC

3.	To the extent you intend to use a fact sheet, please provide us a copy for our review.

Response: At this time, the Sponsor does not intend to use a fact sheet.

Cover page

4.	Please identify the initial authorized participant and the price per share paid as a fixed dollar amount. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Registrant has made the requested change.

5.	Please identify the initial authorized participant as an underwriter.

Response: The Registrant has made the requested change.

6.	You state that the shares of the Fund are listed for trading on the CBOE BZX Exchange. Please tell us, with a view towards revised disclosure here and elsewhere, the status of your application for listing on the exchange.

Response: The application for a rule allowing for the listing the Fund’s Shares was made by CBOE BZX Exchange on January 3, 2020 (available at https://cdn.cboe.com/resources/regulation/rule_filings/pending/2020/SR-CboeBZX-2020-003.pdf). We have not yet received any communication from CBOE BZX Exchange that suggests any change will have to be made to the disclosure in the Registration Statement as a result of review and comment by the staff of the Division of Trading and Markets.

Breakeven Amounts, page 4

7.	You state in the footnote to the table that the approximate NAV has been rounded to the nearest $5. You do not, however, include such disclosure in the footnotes to the table on page 33. Please explain to us the rounding reference and reconcile the inconsistency.

Response: The Registrant has deleted reference to the NAV being rounded to the nearest $5.

Risk Factors

Potential negative impact from rolling futures positions, page 15

8.	Please place this risk factor in context by disclosing in the third paragraph whether the VIX futures contract markets are in or have been in contango or backwardation within the last five years.

Response: The Registrant has made the requested change.

Cautionary Note Regarding Forward-Looking Statements, page 21

9.	Please revise this section to remove the implication that the statutory safe harbor is available for forward-looking statements made in this initial public offering.

Response: The Registrant has made the requested change.

Investment Objective, page 25

10.	Please revise to provide greater detail regarding the Index and how it operates. Please discuss, for example, how long the Index has been in existence, the specifics of the portfolio of first and second month VIX futures that are measured, the historical performance of the Index and the reasons the Fund is expected to perform very differently from the inverse of the performance of the VIX. Please also provide quantified examples either here or in the risk factor disclosure on page 5 to illustrate how the Index and the Fund are expected to perform as compared to the inverse of the performance of the VIX.

Response: The Registrant has made the requested change.

Principal Investment Strategies, page 25

11.	Please revise to clarify what percentage of the assets of the Fund you expect to invest in VIX futures contracts.

Response: The Registrant has revised the disclosure to state that “The Fund intends to meet its investment objective by investing all, or substantially all, of its assets in short positions in first and second month VIX futures contracts….” (emphasis added).

Swap Agreements, page 28

12.	Please clarify, if true, that the Fund only expects to enter into swaps as a backstop in the event it is unable to be fully invested in short positions in short-term VIX futures contracts. Please also disclose whether there is a limit on the percentage of Fund assets that may be invested in swap agreements. Finally, please disclose whether and to what extent you intend to invest in security-based swaps and how that could impact your conclusion that you are not going to be regulated as an investment company.

Response: As noted above, the Fund intends that all, or substantially all, of its assets will be invested in short positions on VIX futures contracts as determined by the Index. The Registrant currently discloses that “in the event that accountability rules, price limits, position limits, margin limits or other exposure limits are reached with respect to VIX futures contracts, the Sponsor may cause the Fund to obtain exposure to the Index through the use of options contracts or swap transactions referencing the VIX futures contracts.” The Fund will further disclose, in response to the Staff’s comment, that “To the extent that any options or swap transaction entered into by the Fund are believed by the Fund to be “securities” under the Investment Company Act of 1940, the Fund will limit its investment in such transactions so that such investments, in combination, will not exceed 40 percent of the Fund’s assets and thereby avoid potentially being deemed an unregistered investment company.”

Breakeven Table, page 33

13.	Please revise the disclosure to clarify, if true, that the expenses detailed in the table include the cost of rolling futures positions and daily rebalancing.

Response: The Registrant has made the requested change.

14.	Please tell us whether there are any fees that are built into or embedded in the Index and disclose the extent to which any such fees could have an impact on the performance of the Fund.

Response: There are no fees that are built into or embedded in the Index.

Creation and Redemption of Shares, page 47

15.	You state that authorized participants may purchase creation units with cash. Please disclose, if true, that purchases and redemptions of creation units in cash, rather than through in-kind delivery of financial instruments, may cause the ETF to incur certain costs, including brokerage costs or taxable gains or losses. Also disclose that costs could decrease the ETF’s net asset value to the extent the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Registrant has made the requested change.

16.	You state in the carryover paragraph on pages 47-48 that the transaction fee may be waived or adjusted by the sponsor. Please describe the circumstances under which the sponsor would consider waiving the creation or redemption fee for authorized participants.

Response: The Registrant has made the requested change.

Ownership or Beneficial Interest in the Fund, page 57

17.	Please disclose whether the Sponsor currently owns any shares of the Fund, and if so, how many.

Response: The Registrant has made the requested change.

Incorporation by Reference of Certain Documents, page 73

18.	Please provide us with the basis for your conclusion that you are eligible to incorporate future filings by reference.

Response: Because the Registrant has elected to be an emerging growth company it is ineligible to incorporate future filings by reference. Accordingly, the Registrant has deleted reference to its eligibility to incorporate future filings by reference.

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If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow
Barry Pershkow

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